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                                                                    EXHIBIT 23.4



                   CONSENT OF BERWIND FINANCIAL, L.P.

 We hereby consent to the use of our name and to the description of our opinion letter, dated October 29, 2001, under the captions "Summary--Opinion of Financial Advisor," "Proposal 1--The Asset Sale Transaction--Background of the Asset Sale," "Proposal 1--The Asset Sale Transaction--Recommendation of the Chadmoore Board of Directors; Reasons for the Asset Sale," and "Proposal 1--The Asset Sale Transaction--Opinion of Financial Advisor to Chadmoore," in, and to the inclusion of such opinion letter as Annex D to, the proxy statement/prospectus, which proxy statement/prospectus is part of the registration statement on Form S-4 of Nextel Communications, Inc.




Dated: December 12, 2001

/s/ BERWIND FINANCIAL, L.P.

BERWIND FINANCIAL, L.P.